Exhibit 99.1

BEST Inc. Announces Unaudited Third Quarter 2021 Financial Results

HANGZHOU, China, November 17, 2021 -- BEST Inc. (NYSE: BEST) (“BEST” or the “Company”), a leading integrated smart supply chain solutions and logistics services provider in China, today announced its unaudited financial results for the quarter ended September 30, 2021.

Johnny Chou, Founder, Chairman and Chief Executive Officer of BEST, commented, “In the third quarter, we remained steadfast in driving the Company’s realignment around our core competencies and unlocking value for our shareholders. As we proceed with our transaction with J&T Express Co., Ltd. (J&T Express China), we are excited about our roadmap ahead to deliver integrated supply chain, freight and global logistics services for our customers.”

“Against a challenging backdrop with COVID-19 flare ups, we continued to enhance Best Freight’s business capabilities of serving e-commerce customers and leveraging synergies with our Supply Chain Management. Supply Chain Management further strengthened its operations by prioritizing higher margin customers, expanding the OFCs network and leveraging our technologies to deliver quality services. On the Global front, our cross-border and local business in the Southeast Asia region continued to press forward, achieving a 78.7% year-over-year increase in parcel volume for the quarter despite the ongoing pandemic.”

“Looking forward, we will continue to synergize among our business units in a strategic, value-creating way and further enhance our integrated logistic service offerings to capture the enormous growth opportunities from e-commerce and the booming demand for integrated supply chain services.”

Gloria Fan, BEST’s Chief Financial Officer, added, “Revenue for the quarter was RMB6.8 billion, a decrease of 14.6% year over year, as market dynamics weighed on the volume and average selling price for Express and Freight. Our balance of cash and cash equivalents, restricted cash and short-term investments were RMB3.4 billion at the end of the third quarter of 2021. The strategic transaction with J&T Express China will significantly improve our liquidity and provide us with financial flexibility to reduce leverage and increase investments, laying a solid foundation for us to return to profitability and a growth trajectory.”

FINANCIAL HIGHLIGHTS(1)

For the Quarter Ended September 30, 2021:

●	Revenue was RMB6,812.4 million (US$1,057.3 million), a decrease of 14.6% year-over-year (“YoY”). The decrease was primarily due to a decrease in average selling price (“ASP”) in Express and Freight business segments.

●	Gross Loss was RMB505.1 million (US$78.4 million), compared to gross loss of RMB58.5 million in the same period of 2020. Gross Loss Margin was 7.4%, decreased by 6.7 percentage points (“ppts”) YoY.

●	Net Loss was RMB654.9 million (US$101.6 million), compared to a net loss of RMB565.9 million in the same period of 2020. Non-GAAP Net Loss(2)(3) was RMB684.2 million (US$106.2 million), compared to non-GAAP net loss of RMB541.9 million in the same period of 2020.

●	Diluted EPS(4) was negative RMB1.65 (US$0.26), compared to negative RMB1.45 in the same period of 2020. Non-GAAP Diluted EPS(3)(4) was negative RMB1.73 (US$0.27), compared to negative RMB1.39 in the same period of 2020.

●	EBITDA(5) was negative RMB451.8 million (US$70.1 million), compared to negative RMB392.6 million in the same period of 2020. Adjusted EBITDA(3)(5) was negative RMB481.1 million (US$74.7 million), compared to negative RMB369.5 million in the same period of 2020.

BUSINESS HIGHLIGHTS(6)

BEST Express – During the quarter, parcel volume decreased by 10.9% YoY to 2.1 billion. Gross margin contracted by 7.6 ppts due to a decline in ASP per parcel of 12.0% YoY, partially offset by a decrease in average cost per parcel of 5.5% YoY despite higher oil prices and rising labor costs.

On October 29, 2021, the Company announced to sell its express delivery business in China (the "Business") to J&T Express China, at approximately RMB6.8 billion (US$1.1 billion) enterprise value. The sale does not include any of BEST's other businesses, namely, Supply Chain Management, Freight, UCargo and Global. The consideration to be paid for the Business is subject to certain adjustments and conditions under the terms of a definitive agreement entered into by the parties. This sale is subject to certain closing conditions and applicable regulatory approvals, and is currently expected to close in the first quarter of 2022.

(1) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

(2) Non-GAAP net income/loss represents net income/loss excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisitions, and fair value change of equity investments (if any).

(3) See the sections entitled “Use of Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

(4) Diluted earnings per share, or Diluted EPS, is calculated by dividing net income/loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period.

(5) EBITDA represents net loss excluding depreciation, amortization, interest expense and income tax expense and minus interest income. Adjusted EBITDA represents EBITDA excluding share-based compensation expenses and fair value change of equity investments (if any).

(6) All numbers presented have been rounded to the nearest integer, tenth, or hundredth, and year-over-year comparisons are based on figures before rounding.

BEST Freight – During the quarter, the Company continued its effort to grow its e-commerce related transactions. The e-commerce business accounted for 20.4% of total volume compared with 15.9% in the third quarter of 2020. Freight volume decreased by 1.5% YoY and its gross margin was negative 5.4% in the quarter; 6.7 ppts lower YoY primarily due to a 7.5% YoY decline in ASP, offset by a 1.3% YoY decrease in average cost per tonne.

BEST Supply Chain Management – Supply Chain Management remained focused on projects with higher margins and clients with strong credit profiles, while continuing to expand franchised cloud OFC network. The total number of orders fulfilled by Cloud OFCs increased by 1.4% YoY to 103.6 million in the third quarter of 2021, of which the total number of orders fulfilled by franchised Cloud OFCs increased by 27.1% YoY to 68.0 million. The number of franchised OFCs increased by 1.7% YoY to 351.

BEST Global – Global maintained its robust growth in Southeast Asia with improved margin. Despite the continued impact from COVID-19, parcel volume in Southeast Asia increased by 78.7% to 37.1 million in the third quarter of 2021, with growth rate of 123.0%, 933.2% and 264.5% YoY in Thailand, Malaysia and Cambodia respectively. Global’s gross margin rose by 4.1 ppts YoY, primarily driven by our growing economies of scale.

Others – For UCargo, as of September 30, 2021, the number of registered drivers on the UCargo mobile app increased by 40.2% YoY to 404,336.

Key Operational Metrics

	Three Months Ended			% Change YoY
	September 30, 2019	September 30,2020	September 30, 2021	2020 vs 2019	2021 vs 2020
Express Parcel Volume (in ‘000)	1,890,842	2,359,773	2,103,200	24.8%	-10.9%
Freight Volume (Tonne in ‘000)	1,885	2,464	2,427	30.7%	-1.5%
Supply Chain Management Orders Fulfilled (in ‘000)	86,371	102,171	103,638	18.3%	1.4%
Global Parcel Volume in Southeast Asia (in ‘000)	2,607	20,754	37,082	696.0%	78.7%
UCargo Number of Transactions (in ‘000)	170	233	218	37.2%	-6.5%

FINANCIAL RESULTS

For the Quarter Ended September 30, 2021:

Revenue

The following table sets forth a breakdown of revenue by business segment for the periods indicated.

Table 1 – Breakdown of Revenue by Business Segment

	Three Months Ended
	September 30, 2020		September 30, 2021
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	% Change YoY
Express	5,090,682	63.8%	3,988,291	618,973	58.5%	(21.7)%
Freight	1,492,965	18.7%	1,358,305	210,806	19.9%	(9.0)%
Supply Chain Management	452,691	5.7%	400,551	62,165	5.9%	(11.5)%
Global	216,017	2.7%	298,267	46,290	4.4%	38.1%
Others(7)	723,784	9.1%	766,969	119,032	11.3%	6.0%
Total Revenue	7,976,139	100.0%	6,812,383	1,057,266	100.0%	(14.6)%

•	Express Service Revenue decreased by 21.7% YoY to RMB3,988.3 million (US$619.0 million) from RMB5,090.7 million, primarily due to a 12.0% YoY decrease in ASP per parcel and a 10.9% YoY decrease in parcel volume. The decreases were primarily attributable to competitive market dynamics.

•	Freight Service Revenue decreased by 9.0% YoY to RMB1,358.3 million (US$210.8 million) from RMB1,493.0 million, primarily due to a 7.5% decrease in ASP per tonne and a 1.5% YoY decrease in freight volume.

•	Supply Chain Management Service Revenue decreased by 11.5% YoY to RMB400.6 million (US$62.2 million) from RMB452.7 million, primarily due to discontinuation of service to certain low-margin legacy customers, partially offset by a 1.4% YoY increase in the total number of orders fulfilled by Cloud OFCs.

•	Global Service Revenue increased by 38.1% YoY to RMB298.3 million (US$46.3 million) from RMB216.0 million, primarily due to strong growth in parcel volumes in Southeast Asia.

•	Others Services Revenue increased by 6.0% YoY to RMB767.0 million (US$119.0 million) from RMB723.8 million.

Cost of Revenue

The following table sets forth a breakdown of cost of revenue by business segment for the periods indicated.

Table 2 – Breakdown of Cost of Revenue by Business Segment

	Three Months Ended					% of
	September 30, 2020		September 30, 2021			Revenue
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	Change YoY
Express	(5,205,390)	102.3%	(4,384,494)	(680,463)	109.9%	7.6ppts
Freight	(1,473,252)	98.7%	(1,431,988)	(222,241)	105.4%	6.7ppts
Supply Chain Management	(432,945)	95.6%	(385,443)	(59,820)	96.2%	0.6ppts
Global	(239,653)	110.9%	(318,420)	(49,418)	106.8%	(4.1ppts	)
Others	(683,361)	94.4%	(797,136)	(123,714)	103.9%	9.5ppts
Total Cost of Revenue	(8,034,601)	100.7%	(7,317,481)	(1,135,656)	107.4%	6.7ppts

(7) “Others” Segment represents UCargo and Capital business units.

Cost of Revenue was RMB7,317.5 million (US$1,135.7 million) or 107.4% of revenue in the third quarter of 2021, compared to RMB8,034.6 million or 100.7% of revenue in the same quarter of 2020. The increase of 6.7 ppts in cost of revenue as a percentage of revenue was primarily attributable to a decrease in ASP which was partially offset by reduced unit cost for Express and Freight business units.

Table 3 – Breakdown of Average Cost Per Parcel and Average Cost Per Tonne

	Three Months Ended		% Change
(in RMB)	September 30, 2020	September 30, 2021	YoY
Express:
Average Cost Per Parcel	2.21	2.08	(5.5)%
Average Transportation Cost Per Parcel	0.65	0.59	(9.2)%
Average Labor Cost Per Parcel	0.18	0.21	16.7%
Average Lease Cost Per Parcel	0.10	0.11	10.0%
Average Other Cost Per Parcel	0.10	0.06	(40.0)%
Average Last-mile Cost Per Parcel	1.18	1.11	(5.9)%
Freight:
Average Cost Per Tonne	597.8	590.0	(1.3)%

Gross Loss was RMB505.1 million (US$78.4 million) in the third quarter of 2021, compared to gross loss of RMB58.5 million in the same period of 2020. Gross Loss Margin was 7.4%.

Operating Expenses

The following table sets forth a breakdown of operating expenses and adjusted operating expenses by category for the periods indicated.

Table 4 – Breakdown of Operating Expenses and Adjusted Operating Expenses by Category

	Three Months Ended					% of Revenue
	September 30, 2020		September 30, 2021			Change
(In ‘000, except for %)	RMB	% of Revenue	RMB	US$	% of Revenue	YoY
Selling, General and Administrative Expenses	(453,463)	5.7%	(423,424)	(65,714)	6.2%	0.5ppts
Adjusted for SBC Expenses	(30,145)	0.4%	(26,984)	(4,188)	0.4%	0.0ppts
Adjusted Selling, General and Administrative Expenses	(423,318)	5.3%	(396,440)	(61,526)	5.8%	0.5ppts
Research and Development Expenses	(44,935)	0.5%	(61,159)	(9,492)	0.9%	0.4ppts
Adjusted for SBC Expenses	(2,135)	0.0%	(2,056)	(319)	0.0%	0.0ppts
Adjusted Research and Development Expenses	(42,800)	0.5%	(59,103)	(9,173)	0.9%	0.4ppts
Total Operating Expenses	(498,398)	6.2%	(484,583)	(75,206)	7.1%	0.9ppts
Adjusted for SBC Expenses	(32,280)	0.4%	(29,040)	(4,507)	0.4%	0.0ppts
Adjusted Total Operating Expenses	(466,118)	5.8%	(455,543)	(70,699)	6.7%	0.9ppts

Selling, General and Administrative (“SG&A”) Expenses were RMB423.4 million (US$65.7 million) or 6.2% of revenue in the third quarter of 2021, compared to RMB453.5million or 5.7% of revenue in the same quarter of 2020.

Research and Development (“R&D”) Expenses were RMB61.2 million (US$9.5 million) or 0.9% of revenue in the third quarter of 2021, compared to RMB44.9 million, or 0.5% of revenue in the same quarter of 2020. The increase in research and development expenses was due to increased employee compensation and benefits.

Share-based Compensation (“SBC”) Expenses included in the cost and expense items above in the third quarter of 2021 were RMB29.4 million (US$4.6 million), compared to RMB32.9 million in the same quarter of 2020. In the third quarter of 2021, RMB0.3 million (US$0.05 million) was allocated to cost of revenue, RMB1.9 million (US$0.3 million) was allocated to selling expenses, RMB25.1 million (US$3.9 million) was allocated to general and administrative expenses, and RMB2.1 million (US$0.3 million) was allocated to research and development expenses.

Net Loss and Non-GAAP Net Loss

Net Loss in the third quarter of 2021 was RMB654.9 million (US$101.6 million), compared to a net loss of RMB565.9 million in the same period of 2020. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment (if any for a given period), Non-GAAP Net Loss in the third quarter of 2021 was RMB684.2 million (US$106.2 million), compared to non-GAAP net loss of RMB541.9 million in the same period of 2020.

The following table sets forth a breakdown of non-GAAP net (loss)/income for the three months ended September 30, 2021 by segment.

Table 5 – Breakdown of non-GAAP Net (Loss)/Income by Segment

	Three Months Ended September 30, 2021
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(8)	Total
Non-GAAP Net Income/(Loss)	(471,332)	(157,155)	(24,909)	(66,801)	(84,104)	120,150	(684,151)

Diluted EPS and Non-GAAP Diluted EPS

Diluted EPS in the third quarter of 2021 was negative RMB1.65 (US$0.26), based on a weighted average of 388.5 million diluted shares outstanding during the quarter. This is compared to negative RMB1.45 on a weighted average of 385.4 million diluted shares outstanding in the same period of 2020. Excluding SBC expenses, amortization of intangible assets resulting from business acquisitions and gain from appreciation of investment (if any for a given period), Non-GAAP Diluted EPS in the third quarter of 2021 was negative RMB1.73 (US$0.27), compared to negative RMB1.39 in the same period of 2020. A reconciliation of non-GAAP diluted EPS to diluted EPS is included at the end of this results announcement.

(8) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA in the third quarter of 2021 was negative RMB481.1million (US$74.7 million), compared to negative RMB369.5 million in same quarter of 2020. Adjusted EBITDA Margin was negative 7.1% in the third quarter of 2021, compared to negative 4.6% in the same quarter of 2020.

Adjusted EBITDA and Adjusted EBITDA Margin by Segment

The following table sets forth a breakdown of adjusted EBITDA and adjusted EBITDA margin for the three months ended September 30, 2021 by segment.

Table 6 – Breakdown of Adjusted EBITDA and Adjusted EBITDA Margin by Segment

	Three Months Ended September 30, 2021
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(9)	Total
Adjusted EBITDA	(348,474)	(140,422)	(15,984)	(61,820)	(78,491)	164,055	(481,136)
Adjusted EBITDA Margin	(8.7)%	(10.3)%	(4.0)%	(20.7)%	(10.2)%	-	(7.1)%

Cash and Cash Equivalents, Restricted Cash and Short-term Investments

As of September 30, 2021, cash and cash equivalents, restricted cash and short-term investments were RMB3,378.3 million (US$524.3 million), compared to RMB3,413.3 million as of June 30, 2021. The decrease in cash and cash equivalents, restricted cash and short-term investments was primarily due to net cash used in operations.

Net Cash Used in Operating Activities

Net cash used in continuing operating activities was RMB1,157.2 million (US$179.6 million), compared to net cash generated from continuing operating activities of RMB140.9 million in the same period of 2020, mainly due to decreased ASP for Express and Freight business segments.

Capital Expenditures (“CAPEX”)

CAPEX was RMB116.9 million (US$18.1million), or 1.7% of total revenue in the third quarter ended September 30, 2021, compared to CAPEX of RMB484.3 million, or 6.1% of total revenue, in the same period of 2020.

(9) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

SHARES OUTSTANDING

As of the date of this press release, the Company had approximately 388.7 million ordinary shares outstanding(10). Each American Depositary Share represents one Class A ordinary share.

FINANCIAL GUIDANCE

Based on current market conditions and operations, the Company expects its revenue for the full fiscal year of 2021 to be between RMB28 billion and RMB32 billion. This forecast reflects management's current and preliminary expectation, which is subject to change.

WEBCAST AND CONFERENCE CALL INFORMATION

The Company will hold a conference call at 8:00 pm U.S. Eastern Time on November 16, 2021 (9:00 am Beijing Time on November 17, 2021), to discuss its financial results and operating performance for the third quarter of 2021.

Participants may access the call by dialing the following numbers:

United States	: +1-888-317-6003
Hong Kong	: 800-963976 or +852-5808-1995
Mainland China	: 4001-206115
International	: +1-412-317-6061
Participant Elite Entry Number	: 4267111

A replay of the conference call will be accessible through November 23, 2021 by dialing the following numbers:

United States	: +1-877-344-7529
International	: +1-412-317-0088
Replay Access Code	: 10161418

Please visit the Company's investor relations website, located at http://ir.best-inc.com/, to view the earnings release prior to the conference call. A live and archived webcast of the conference call and a corporate presentation will be available at the same site.

ABOUT BEST INC.

BEST Inc. (NYSE: BEST) is a leading integrated smart supply chain solutions and logistics services provider in China. Through its proprietary technology platform and extensive networks, BEST offers a comprehensive set of logistics and value-add services, including express and freight delivery, supply chain management and last-mile services, truckload service brokerage, international logistics and financial services. BEST’s mission is to empower business and enrich life by leveraging technology and business model innovation to create a smarter, more efficient supply chain. For more information, please visit: http://www.best-inc.com/en/.

(10) The total number of shares outstanding excludes shares reserved for future issuances upon exercise or vesting of awards granted under the Company’s share incentive plans.

For investor and media inquiries, please contact:

BEST Inc.

Investor relations team

ir@best-inc.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

E-mail: best@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail:  best@tpg-ir.com

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as BEST's strategic and operational plans, contain forward-looking statements. BEST may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about BEST's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: BEST's goals and strategies; BEST's future business development, results of operations and financial condition; BEST 's ability to maintain and enhance its ecosystem; BEST 's ability to compete effectively; BEST 's ability to continue to innovate, meet evolving market trends, adapt to changing customer demands and maintain its culture of innovation; fluctuations in general economic and business conditions in China and other countries in which BEST operates, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in BEST's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and BEST does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

USE OF NON-GAAP FINANCIAL MEASURES

In evaluating its business, BEST considers and uses non-GAAP measures, such as non-GAAP net loss/income, non-GAAP net loss/income margin, adjusted EBITDA, adjusted EBITDA margin, EBITDA, adjusted selling expenses, adjusted general and administrative expenses, adjusted research and development expenses, and non-GAAP diluted EPS, as supplemental measures in the evaluation of the Company’s operating results and in the Company’s financial and operational decision-making. The Company believes these non-GAAP financial measures that help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that these non-GAAP financial measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in the results announcement.

The non-GAAP financial measures are provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the Company's current financial performance and prospects for the future. These non-GAAP financial measures should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for, or superior to, U.S. GAAP results. In addition, the Company's calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Summary of Unaudited Condensed Consolidated Income Statements

(In Thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenue
Express	5,090,682	3,988,291	618,973	13,631,990	11,982,738	1,859,692
Freight	1,492,965	1,358,305	210,806	3,551,074	3,931,359	610,137
Supply Chain Management	452,691	400,551	62,165	1,369,991	1,327,767	206,066
Global	216,017	298,267	46,290	524,305	863,291	133,981
Others	723,784	766,969	119,032	1,662,310	2,578,565	400,187
Total Revenue	7,976,139	6,812,383	1,057,266	20,739,670	20,683,720	3,210,063
Cost of Revenue
Express	(5,205,390)	(4,384,494)	(680,463)	(13,570,902)	(12,854,832)	(1,995,039)
Freight	(1,473,252)	(1,431,988)	(222,241)	(3,532,534)	(3,971,496)	(616,367)
Supply Chain Management	(432,945)	(385,443)	(59,820)	(1,297,689)	(1,245,479)	(193,295)
Global	(239,653)	(318,420)	(49,418)	(602,511)	(912,119)	(141,559)
Others	(683,361)	(797,136)	(123,714)	(1,547,948)	(2,542,866)	(394,647)
Total Cost of Revenue	(8,034,601)	(7,317,481)	(1,135,656)	(20,551,584)	(21,526,792)	(3,340,907)
Gross (Loss)/ Profit	(58,462)	(505,098)	(78,390)	188,086	(843,072)	(130,844)
Selling Expenses	(120,783)	(119,255)	(18,508)	(352,935)	(340,702)	(52,876)
General and Administrative Expenses	(332,680)	(304,169)	(47,206)	(888,483)	(957,807)	(148,649)
Research and Development Expenses	(44,935)	(61,159)	(9,492)	(137,629)	(175,798)	(27,283)
Total Operating Expenses	(498,398)	(484,583)	(75,206)	(1,379,047)	(1,474,307)	(228,808)
Loss from Operations	(556,860)	(989,681)	(153,596)	(1,190,961)	(2,317,379)	(359,652)
Interest Income	18,106	11,188	1,736	58,106	44,736	6,943
Interest Expense	(46,583)	(48,731)	(7,563)	(121,134)	(142,903)	(22,178)
Foreign Exchange (Loss)/Gain	(7,577)	1,081	168	(7,335)	653	101
Other Income	40,211	391,630	60,780	109,430	738,181	114,564
Other Expense	(6,187)	(19,280)	(2,992)	(22,269)	(47,355)	(7,349)
Loss before Income Tax and Share of Net Loss of Equity Investees	(558,890)	(653,793)	(101,467)	(1,174,163)	(1,724,067)	(267,571)
Income Tax Expense	(6,997)	(1,051)	(163)	(15,856)	(2,698)	(419)
Loss before Share of Net loss of Equity Investees	(565,887)	(654,844)	(101,630)	(1,190,019)	(1,726,765)	(267,990)
Share of Net Loss of Equity Investees	(40)	(16)	(2)	(114)	(58)	(9)
Net Loss from continuing operations	(565,927)	(654,860)	(101,632)	(1,190,133)	(1,726,823)	(267,999)
Net (loss)/income from discontinued operations	(73,582)	4,025	624	(231,027)	(8,804)	(1,365)
Net Loss	(639,509)	(650,835)	(101,008)	(1,421,160)	(1,735,627)	(269,364)
Net Loss from continuing operations attributable to non-controlling interests	(5,959)	(12,623)	(1,959)	(20,390)	(23,552)	(3,655)
Net Loss attributable to Best Inc.	(633,550)	(638,212)	(99,049)	(1,400,770)	(1,712,075)	(265,709)

Summary of Unaudited Condensed Consolidated Balance Sheets
(In Thousands)

	As of December 31, 2020	As of September 30, 2021
	RMB	RMB	US$
Assets
Current Assets
Cash and Cash Equivalents	1,383,317	966,026	149,925
Restricted Cash	2,102,426	1,902,703	295,295
Accounts and Notes Receivables	983,601	903,947	140,290
Inventories	44,133	33,963	5,271
Prepayments and Other Current Assets	3,304,670	3,246,803	503,896
Short-term Investments	268,647	3,233	502
Amounts Due from Related Parties	274,395	146,798	22,783
Lease Rental Receivables	497,127	378,811	58,791
Assets held for sale	509,395	496,811	77,104
Total Current Assets	9,367,711	8,079,095	1,253,857
Non-current Assets
Property and Equipment, Net	4,079,235	4,314,550	669,608
Intangible Assets, Net	12,198	10,217	1,586
Long-term Investments	221,426	174,171	27,031
Goodwill	295,758	295,758	45,901
Non-current Deposits	129,645	130,987	20,329
Other Non-current Assets	543,949	249,748	38,760
Restricted Cash	709,848	506,317	78,579
Lease Rental Receivables	647,678	311,006	48,267
Operating Lease Right-of-use Assets	3,863,375	3,726,884	578,403
Total non-current Assets	10,503,112	9,719,638	1,508,464
Total Assets	19,870,823	17,798,733	2,762,321
Liabilities and Shareholders’ Equity
Current Liabilities
Securitization Debt	95,149	168,312	26,122
Secured Borrowings	-	171,658	26,641
Convertible Senior Notes held by related parties	-	642,825	99,765
Convertible Senior Notes held by third parties	-	642,825	99,765
Short-term Bank Loans	3,082,537	1,728,990	268,335
Accounts and Notes Payable	4,144,948	3,840,533	596,041
Income Tax Payable	14,550	1,029	160
Customer Advances and Deposits and Deferred Revenue	1,526,051	1,402,773	217,707
Accrued Expenses and Other Liabilities	2,507,917	2,908,613	451,410
Financing Lease Liabilities	1,581	1,374	213
Operating Lease Liabilities	1,032,461	1,079,335	167,510
Amounts Due to Related Parties	35,623	619,616	96,163
Liabilities held for sale	193,432	205,754	31,933
Total Current Liabilities	12,634,249	13,413,637	2,081,765

Summary of Unaudited Condensed Consolidated Balance Sheets (Cont’d)
(In Thousands)

	As of December 31, 2020	As of September 30, 2021
	RMB	RMB		US$
Non-current Liabilities
Convertible Senior Notes held by related parties	1,617,846	971,042		150,703
Secured Borrowings	-	109,466		16,989
Convertible Senior Notes held by third parties	642,121	-		-
Operating Lease Liabilities	2,995,173	2,850,987		442,466
Financing Lease Liabilities	2,698	1,695		263
Other Non-current Liabilities	175,584	121,353		18,834
Long-term Bank Loans	78,548	75,918		11,782
Total Non-current Liabilities	5,511,970	4,130,461		641,037
Total Liabilities	18,146,219	17,544,098		2,722,802
Mezzanine Equity:
Convertible Non-controlling Interests	-	184,421		28,622
Total mezzanine equity	-	184,421		28,622
Shareholders’ Equity
Ordinary Shares	25,988	25,988		4,033
Treasury Shares	(211,352)	(126,190)		(19,584)
Additional Paid-In Capital	19,487,232	19,490,101		3,024,816
Statutory Reserves	8,038	5,103		792
Accumulated Deficit	(17,710,964)	(19,420,104	)(11)	(3,013,953)
Accumulated Other Comprehensive Income	151,677	135,637		21,051
BEST Inc. Shareholders’ Equity	1,750,619	110,535		17,155
Non-controlling Interests	(26,015)	(40,321)		(6,258)
Total Shareholders’ Equity	1,724,604	70,214		10,897
Total Liabilities, Mezzanine Equity and Shareholders’ Equity	19,870,823	17,798,733		2,762,321

(11) Including accumulated accretion to redemption value and deemed dividend in relation to redeemable convertible preferred shares of RMB9,493,807, and accumulated loss from operations of RMB9,926,297

Summary of Unaudited Condensed Consolidated Statements of Cash Flows
(In Thousands)

	Three Months Ended September 30,			Nine Months Ended September 30,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net cash generated from/(used in) continuing operating activities	140,915	(1,157,227)	(179,599)	(335,749)	(1,848,381)	(286,864)
Net cash used in discontinued operating activities	(25,564)	(1,019)	(158)	(119,807)	(59,408)	(9,220)
Net cash generated from/(used in) operating activities	115,351	(1,158,246)	(179,757)	(455,556)	(1,907,789)	(296,084)
Net cash (used in)/generated from continuing investing activities	(540,706)	1,054,911	163,720	(709,472)	1,403,281	217,786
Net cash generated from/(used in) discontinued Investing activities	1,047	-	-	646	(217)	(34)
Net cash (used in) /generated from investing activities	(539,659)	1,054,911	163,720	(708,826)	1,403,064	217,752
Net cash generated from/(used in) continuing financing activities	421,217	59,389	9,217	1,933,283	(18,525)	(2,875)
Net cash used in discontinued financing activities	(50,000)	-	-	(195,000)	(280,000)	(43,455)
Net cash generated from /(used in) financing activities	371,217	59,389	9,217	1,738,283	(298,525)	(46,330)
Exchange Rate Effect on Cash, Cash Equivalents, and Restricted Cash	(106,521)	3,895	604	(81,332)	(26,520)	(4,116)
Net (decrease)/increase in Cash and Cash Equivalents, and Restricted Cash	(159,612)	(40,051)	(6,216)	492,569	(829,770)	(128,778)
Cash and Cash Equivalents, and Restricted Cash at Beginning of Period	4,609,396	3,419,402	530,683	3,957,215	4,209,121	653,245
Cash and Cash Equivalents, and Restricted Cash at End of Period	4,449,784	3,379,351	524,467	4,449,784	3,379,351	524,467
Less: Cash and Cash Equivalents, and Restricted Cash held for sales at end of the Period	1,404	4,305	668	1,404	4,305	668
Cash and Cash Equivalents, and Restricted Cash from continuing operations at End of Period	4,448,380	3,375,046	523,799	4,448,380	3,375,046	523,799

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of the Company’s net (loss)/income to EBITDA, adjusted EBITDA and adjusted EBITDA margin for the periods indicated:

Table 7 – Reconciliation of EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

	Three Months Ended September 30, 2021
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(12)	Total
Net (Loss)/Profit	(473,788)	(160,060)	(27,069)	(68,869)	(84,829)	159,755	(654,860)
Add:
Depreciation & Amortization	122,858	16,733	9,055	4,981	4,431	6,363	164,421
Interest Expense	-	-	-	-	-	48,731	48,731
Income Tax (Benefit)/Expense	-	-	(130)	-	1,182	(1)	1,051
Subtract:
Interest Income	-	-	-	-	-	(11,188)	(11,188)
EBITDA	(350,930)	(143,327)	(18,144)	(63,888)	(79,216)	203,660	(451,845)
Add:
Share-based Compensation Expenses	2,456	2,905	2,160	2,068	725	19,038	29,352
Subtract:
Gain from appreciation of investments	-	-	-	-	-	(58,643)	(58,643)
Adjusted EBITDA	(348,474)	(140,422)	(15,984)	(61,820)	(78,491)	164,055	(481,136)
Adjusted EBITDA Margin	(8.7)%	(10.3)%	(4.0)%	(20.7)%	(10.2)%	-	(7.1)%

	Three Months Ended September 30, 2020
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(13)	Total
Net Loss	(291,365)	(56,027)	(39,729)	(66,984)	(35,077)	(76,745)	(565,927)
Add:
Depreciation & Amortization	98,294	16,357	10,120	4,320	1,773	7,005	137,869
Interest Expense	-	-	-	-	-	46,583	46,583
Income Tax Expense/(Benefit)	1,616	-	-	(273)	5,654	-	6,997
Subtract:
Interest Income	-	-	-	-	-	(18,106)	(18,106)
EBITDA	(191,455)	(39,670)	(29,609)	(62,937)	(27,650)	(41,263)	(392,584)
Add:
Share-based Compensation Expenses	3,712	2,702	2,948	2,238	935	20,374	32,909
Subtract:
Gain from appreciation of investments	-	-	-	-	-	(9,838)	(9,838)
Adjusted EBITDA	(187,743)	(36,968)	(26,661)	(60,699)	(26,715)	(30,727)	(369,513)
Adjusted EBITDA Margin	(3.7)%	(2.5)%	(5.9)%	(28.1)%	(3.7)%	-	(4.6)%

(12) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(13) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

The table below sets forth a reconciliation of the Company’s net (loss)/income to non-GAAP net (loss)/income, non-GAAP net (loss)/income margin for the periods indicated:

Table 8 – Reconciliation of Non-GAAP Net (Loss)/Income and Non-GAAP Net (Loss)/Income Margin

	Three Months Ended September 30, 2021
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(14)	Total
Net (Loss)/Profit	(473,788)	(160,060)	(27,069)	(68,869)	(84,829)	159,755	(654,860)
Add:
Share-based Compensation Expenses	2,456	2,905	2,160	2,068	725	19,038	29,352
Subtract:
Gain from appreciation of investments	-	-	-	-	-	(58,643)	(58,643)
Non-GAAP Net (Loss)/Profit	(471,332)	(157,155)	(24,909)	(66,801)	(84,104)	120,150	(684,151)
Non-GAAP Net (Loss)/Profit Margin	(11.8)%	(11.6)%	(6.2)%	(22.4)%	(11.0)%	-	(10.0)%

	Three Months Ended September 30, 2020
(In RMB‘000)	Express	Freight	Supply Chain	Global	Others	Unallocated(15)	Total
Net Profit/(Loss)	(291,365)	(56,027)	(39,729)	(66,984)	(35,077)	(76,745)	(565,927)
Add:
Share-based Compensation Expenses	3,712	2,702	2,948	2,238	935	20,374	32,909
Amortization of Intangible Assets Resulting from Business	-	-	-	916	-	-	916
Subtract:
Gain from appreciation of investments	-	-	-	-	-	(9,838)	(9,838)
Non-GAAP Net Profit/(Loss)	(287,653)	(53,325)	(36,781)	(63,830)	(34,142)	(66,209)	(541,940)
Non-GAAP Net Profit/(Loss) Margin	(5.7)%	(3.6)%	(8.1)%	(29.5)%	(4.7)%	-	(6.8)%

(14) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

(15) Unallocated expenses are primarily related to corporate administrative expenses and other miscellaneous items that are not allocated to individual segments.

The table below sets forth a reconciliation of the Company’s Diluted EPS to non-GAAP Diluted EPS for the periods indicated:

Table 9 – Reconciliation of Diluted EPS and Non-GAAP Diluted EPS

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021		2021
(In ‘000)	RMB	US$	RMB	US$
Net Loss Attributable to Ordinary Shareholders	(642,237)	(99,673)	(1,703,271)	(264,344)
Add:
Share-based Compensation Expenses	29,352	4,556	90,052	13,976
Subtract:
Gain from appreciation of investments	(58,643)	(9,101)	(64,205)	(9,964)
Non-GAAP Net Loss Attributable to Ordinary Shareholders for Computing Non-GAAP Diluted EPS	(671,528)	(104,218)	(1,677,424)	(260,332)
Weighted Average Diluted Shares Outstanding During the Period
Diluted	388,538,709	388,538,709	387,814,480	387,814,480
Diluted (Non-GAAP)	388,538,709	388,538,709	387,814,480	387,814,480
Diluted EPS	(1.65)	(0.26)	(4.39)	(0.68)
Add:
Non-GAAP adjustment to net loss per share	(0.08)	(0.01)	0.06	0.01
Non-GAAP Diluted EPS	(1.73)	(0.27)	(4.33)	(0.67)